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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

The News Corporation Limited
(Name of Company)

Ordinary Shares (including American Depositary Shares representing Ordinary Shares)
(Title of Class of Securities)

652487703
(for American Depositary Shares)
(CUSIP Number)

Charles Y. Tanabe, Esq.
Senior Vice President and General Counsel
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2004
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    652487703         (for American Depositary Shares)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation 84-1288730

2.	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power 0 Ordinary Shares(1)
Beneficially
Owned by Each	8.	Shared Voting Power 0 Ordinary Shares
Reporting
Person With	9.	Sole Dispositive Power 0 Ordinary Shares(1)

	10.	Shared Dispositive Power 0 Ordinary Shares

11.	Aggregate Amount Beneficially Owned by the Reporting Person 0 Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person CO

(1)
On November 3, 2004 the Ordinary Shares of the Issuer ceased trading in Australia and on November 2, 2004 American Depositary Shares in respect of the Ordinary Shares ceased trading due to the reincorporation of the Issuer from Australia to the United States as a Delaware corporation. The Reporting Person has separately reported its ownership of the securities of the successor to the Issuer.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1 to
Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

The News Corporation Limited

        This Schedule 13D/A (Amendment No. 1) (this "Statement") is being filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person") for the purpose of amending and supplementing its Statement on Schedule 13D as originally filed on January 20, 2004 (the "Original Filing") with respect to the Ordinary Shares ("Ordinary Shares") of The News Corporation Limited, a South Australia corporation (the "Issuer").

Item 5. Interest in Securities of the Company.

        (e)   On November 3, 2004, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

        On November 3, 2004 the Ordinary Shares of the Issuer ceased trading in Australia and on November 2, 2004 American Depositary Shares in respect of the Ordinary Shares ceased trading due to the reincorporation of the Issuer from Australia to the United States as a Delaware corporation. The Reporting Person has separately reported its ownership of the securities of the successor to the Issuer.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 12, 2004

LIBERTY MEDIA CORPORATION

By:	/s/ CHARLES Y. TANABE Name: Charles Y. Tanabe Title: Senior Vice President, General Counsel and Secretary

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  Item 5. Interest in Securities of the Company.
SIGNATURE